Exhibit 99.1

APPENDIX A
MAG SILVER CORP.
~~SECOND~~THIRD AMENDED AND RESTATED STOCK OPTION PLAN (~~2014~~2017)
Effective May 13, 2014

As Amended May 10, 2017

ARTICLE 1.
PURPOSE OF THE PLAN
The purpose of the Plan is to provide key Employees and Directors of the Company and its Subsidiaries and Consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2.
INTERPRETATION
2.1	Definitions

Where used herein, the following terms shall have the following meanings, respectively:
"Associate" means, where used to indicate a relationship with any person:
(a)	any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(b)	any partner, other than a limited partner, of that person;

(c)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(d)
any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

"Blackout Period" means a period during which an Option Holder is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its Employees, insiders or persons in a "special relationship" (as defined in the Securities Act) with the Company;
"Board" means the board of directors of the Company;
"Business Day" means any day, other than a Saturday or Sunday, on which the principal organized trading facility on which the Shares are listed, which as of the date hereof is the TSX, is open for trading;
"Change of Control" shall have the meaning attributed thereto in Section 9.2;
"Code" means the Internal Revenue Code of 1986, as amended;
"Committee" shall have the meaning attributed thereto in Section 3.1;
"Company" means MAG Silver Corp. and includes any successor corporation thereof;

"Consultant" means an individual who:
(a)
is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

(b)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined below);

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(d)	has a working relationship to provide services to the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity").
"Director" means any director of the Company or any Subsidiary;
"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;
"Effective Date" means May 13, 2014 or such later date that this Plan has received the requisite approval of shareholders at a duly called meeting of the shareholders of the Company;
"Eligible Person" means any Director, Employee or Consultant;
"Employee" means:
(i)
an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

(ii)
an individual who works for the Company or any Subsidiary either full- time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes a corporation wholly-owned by such individual;
"Exercise Period" means the period of time during which an Option granted under this Plan may be exercised;
"Grant Date" means, for any Option, the date specified by the Committee at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;
"insider" means:
(a)	an "insider" as that term is defined in TSX policies relating to share compensation arrangements; and

(b)	an Associate of any person who is an insider by virtue of paragraph (a) above;

"ISO" or an Incentive Stock Option means an Option granted to a U.S. Option Holder in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended;
"Market Price" in respect of Shares means:
(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the Business Day immediately preceding the relevant date;

(b)
if the Shares are listed on more than one organized trading facility, the Market Price as determined in accordance with paragraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)
if the Shares did not trade on the Business Day prior to the Grant Date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed; and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length, provided that the Market Price shall in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question;

"NSO" or a Non-Qualified Stock Option means an Option that does not meet the requirements of Code Section 422 and is not an ISO;

"Option" means an option to purchase Shares granted under the Plan;
"Option Document" means an agreement, certificate or other type of form of document or documentation approved by the Committee which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or the Option Holder;
"Option Holder" means a person to whom an Option has been granted;
"Option Price" means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 9.1;
"Parent" means a corporation that owns 50% or more of the total combined voting power of all classes of stock of the Company;
"Plan" means this ~~second~~third amended and restated stock option plan, as the same may be further amended and restated, amended or varied from time to time;
"Post-Blackout Period Price" means the Market Price of the Shares on the first Business Day following the date on which the relevant Blackout Period has expired;
"Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder;
"Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder;
"Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including those of the applicable Regulatory Authorities;
"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;
"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

"Shares" means the common shares of the Company or, in the event of an adjustment contemplated by Section 9.1, such other shares or securities to which an Option Holder may be entitled upon the exercise of an Option as a result of such adjustment;
"Subsidiary" means any body corporate which is a "subsidiary" as such term is defined in the Business Corporations Act (British Columbia), as the same may be amended from time to time;
"Termination Date" means:
(a)
in the case of any Option Holder that is an Employee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Section 7.2 or 7.3, the date that is designated by the Company or the Subsidiary in an oral or written notice of termination, as the case may be, as the last day of the Option Holder's employment or term of office with the Company or Subsidiary or, in the case of voluntary resignation, the effective date of resignation; provided that "Termination Date" specifically does not mean the date of expiry of any period in respect of which the Company or the Subsidiary, as the case may be, may elect or be required by law to provide pay in lieu of notice to the Option Holder; and

(b)
in the case of a Consultant whose consulting agreement or arrangement with the Company or a Subsidiary, as the case may be, terminates in the circumstances set out in Section 7.4 or 7.5, the date that is designated by the Company or the Subsidiary as the date on which the Option Holder's consulting agreement or arrangement is terminated; provided that "Termination Date" specifically does not mean the date of expiry of any period of notice of termination that the Company or the Subsidiary may be required to provide to the Option Holder under the terms of the consulting agreement or for which the Company or the Subsidiary has elected to provide compensation in lieu of notice;

"TSX" means The Toronto Stock Exchange; and
"TSX Company Manual" means the Company Manual of the TSX, as amended from time to time, including such staff notices of the TSX from time to time which may supplement the same.
2.2	Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms, "this Plan", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)	references to Articles and Sections are to the specified articles and sections of this Plan;

(d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)
the words "includes" and "including", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)
where the Board has revoked any of the powers conferred on the Committee under this Plan as permitted by Section 3.2, any reference to the Committee shall, where necessary, be deemed to refer to the Board and/or such committee of the Board to which all or any of the powers of the Board have been delegated;

(g)
whenever the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Committee or, if such discretion has been revoked by the Board pursuant to Section 3.2, the Board or such other committee as determined by the Board; and

(h)	unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3.
ADMINISTRATION OF THE PLAN

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the compensation committee of the Board (the "Committee") and the Committee has sole and complete authority, in its discretion, to:
(a)	determine the persons (from among the Eligible Persons) to whom Options may be granted;

(b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Options may be granted;

(ii)	the Option Price;

(iii)	the time or times when each Option becomes exercisable and the duration of the Exercise Period;

(iv)	any additional performance-related or other requirements for the exercise of Options;

(v)	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Committee may determine;

(c)	to determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 9.1;

(d)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(e)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Committee's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons. The day-to-day administration of this Plan may be delegated to such officers, Employees and agents of the Company or its Subsidiaries as the Committee determines. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement this Plan.
3.2	Authority of the Board

The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.
ARTICLE 4.
SHARES SUBJECT TO THE PLAN
4.1	Total Number of Shares

Subject to adjustment as provided for in Section 9.1 hereof, the maximum number of Shares that may be issued or issuable under the Plan shall be a number equal to ~~8~~5%  of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Company's Deferred Share Unit Plan, as amended) shall not exceed ~~8% of the number of issued and outstanding Shares~~5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Company's Deferred Share Unit Plan, as amended) shall not exceed 6% on a non-diluted basis.

4.2	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.
ARTICLE 5.
ELIGIBILITY, GRANT AND TERMS OF OPTIONS
5.1	Eligible Persons

Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.
5.2	General

Subject to the other provisions of this Article 5, the Committee shall determine the number of Shares subject to each Option, the Option Price, the expiry date, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option; provided, however, that if no specific determination is made by the Committee with respect to the expiry date, the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Option Holder. Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.3.
5.3	Option Price

The Option Price shall in no circumstances be lower than the Market Price of the Shares at the Grant Date. No grant of Options shall be made during a Blackout Period, except where the Blackout Period has continued for at least three months prior to the Grant Date and the Committee has determined that such grant of Options is necessary to achieve the purposes of this Plan.  If the Committee grants Options during a Black-Out Period, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price of the Shares at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.
5.4	Term of Option

Subject only to Section 5.5, in no event may the term of an Option exceed five years from the Grant Date.

5.5	Extension of Term for Options Expiring During Blackout Periods

Notwithstanding anything else contained herein, if the term of an Option held by an Option Holder expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Option Holder, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.
5.6	Exercise Period

Options will vest and be exercisable in the manner determined by the Committee and specified in the applicable Option Document.  Subject to Section 9.2, once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or at the time of an accelerated vesting. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. Notwithstanding anything else contained herein, Options may not be exercised during a Blackout Period unless the Committee determines otherwise.
The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.
5.7	No Repricing

Subject to Section 9.1, in no event may outstanding Options granted under this Plan be repriced.
5.8	Additional Limits

(a)
Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other Share Compensation Arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period and (ii) issuable to insiders, at any time, exceeding 10% of the issued and outstanding Shares on a non-diluted basis.  Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any grant of Options might exceed the limitations set out in this Section 5.8(a).

(b)	The equity award value (based on grant date fair value) of any grant of Options to non-Employee Directors under the Plan shall not exceed $100,000 to each non-Employee Director per year.

5.9	Option Documents

All grants of Options will be evidenced by Option Documents.  Such Option Documents will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of this Plan. In the event of conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

5.10	ISOs

ISOs shall be granted only to an individual who is an Employee of the Company or a Subsidiary or related company and shall be subject to the following special limitations required by Section 422 of the Code, and any contrary provisions of this Plan shall be disregarded:
(a)
Maximum Number of Shares for ISOs. Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 700,000, subject to adjustment pursuant to Section 9.1 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b)	Grant of ISOs. All ISOs granted under the terms of this Plan shall be granted by March 30, 2017.

(c)
Limitation on Amount of Grants. As to all ISOs granted under the terms of this Plan, to the extent that the aggregate fair market value of the Shares (determined at the time the ISO is granted) with respect to which ISOs are exercisable for the first time by the Option Holder during any calendar year (under this Plan and all other ISO plans of the Company, a related corporation or a predecessor corporation) exceeds US$100,000, such options shall be treated as NSOs. The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Option Holder or any legatee, personal representative or distributee of an Option Holder or issues regulations changing or eliminating such annual limit. No such limitation shall apply to NSOs.

(d)
Grants to Ten Percent Shareholders. ISOs may be granted to a person owning more than 10% of the total combined voting power of all classes of shares of the Company and any Parent or Subsidiary only if (i) the exercise price is at least 110% of the fair market value (determined in accordance with section 422 of the Code) of the stock at the time of grant, and (ii) the option is not exercisable after the expiration of five years from the date of grant.

(e)
Notice of Disposition. The Committee may require an Option Holder to give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO prior to the expiration of two years after the date of the grant of the option and one year from the date of exercise. In such case, the Option Holder will be treated for U.S. income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the Shares and the lesser of the fair market value of the Shares at the date of the exercise or the amount realized on disposition of the shares.

(f)
Shareholder Approval. No Options granted under this Plan will be considered ISOs unless this Plan has been approved by the shareholders of the Company within twelve months before or after the date such Plan has been adopted by the Committee.

5.11 One-Time Grants
 Notwithstanding any other provision hereunder, at the discretion of the Board, non- Employee directors may receive a grant of Options under the Plan upon such non-Employee Director's first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Shares issuable to such non-Employee Director under any other Share Compensation Arrangement, have an aggregate equity award value in excess of $150,000.
ARTICLE 6.
TRANSFERABILITY
6.1	Transferability

An Option is personal to the Option Holder and is non-assignable and non- transferable.  No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void. During the lifetime of the Option Holder, an Option shall be exercisable only by the Option Holder and, upon the death of an Option Holder, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7.2(b) or 7.4(b), as applicable.
ARTICLE 7.
TERMINATION OF EMPLOYMENT OR SERVICES; DEATH AND DISABILITY
7.1	General

An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 7.2, 7.3 and 7.4.
7.2	Termination of Employment or Term of Office

If, before the expiry of an Option in accordance with its terms, the employment or term of office of an Option Holder that is an Employee terminates for any reason whatsoever other than termination by the Company or the Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), but including (i) the termination by the Company or Subsidiary without cause; or (ii) the voluntary resignation by the Option Holder; or (iii) the termination of employment or term of office by reason of the death or Disability of the Option Holder, the Options held by such former Employee that are exercisable at the Termination Date continue to be exercisable by the Option Holder as follows:

(a)
if the Option Holder is alive, at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Options and only to the extent that such Options were vested and exercisable as of the Termination Date; or

(b)
if the Option Holder is deceased, by the legal representative(s) of the estate of the Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Option Holder's employment or term of office ceases as a result of the Disability of such Option Holder, by the Option Holder or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above; provided, however, that in the case of an ISO, any such extension shall be subject to the limitations of Section 422 of the Code. Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.
7.3	Termination of Employment or Term of Office for Cause

Where, in the case of an Option Holder that is an Employee, an Option Holder's employment or term of office is terminated by the Company or any Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), then any Options held by the Option Holder, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.
7.4	Termination of Consulting Services

If, before the expiry of any Option in accordance with the terms hereof, a Consultant's agreement or arrangement terminates by reason of: (i) termination by the Company or any of its Subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant in accordance with the terms of the consulting agreement or arrangement; or (iii) the death or permanent disability of the Consultant, the Options held by the Consultant that are exercisable at the Termination Date continue to be exercisable by the Consultant as follows:

(a)
if the Consultant is alive, by the Consultant at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent such Options were vested and exercisable as of the Termination Date; or

(b)
if the Consultant is deceased, by the legal representative(s) of the estate of the Consultant Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Consultant's agreement terminates or arrangement ceases as a result of the Disability of such Consultant, by the Consultant or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above. Unless otherwise determined by the Committee in its discretion, any Options held by the Consultant that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.
7.5	Termination of Consulting for Cause

Where, in the case of a Consultant Option Holder, the Option Holder's consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Option Holder's consulting agreement or arrangement and as determined by the Committee in its discretion), then any Options held by the Consultant Option Holder, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.
7.6	Change of Employment or Services

Options shall not be affected by any change of employment or consulting arrangement within or among the Company or any one or more Subsidiaries or by an Option Holder ceasing to be an Employee or Consultant for so long as the Option Holder continues to be any of an Employee or Consultant; provided, however, that subject to Section 422 of the Code, such change may affect ISOs granted hereunder.
7.7	Deemed Non-Interruption of Engagement

Employment  or  engagement  by  the  Company shall  be  deemed  to  continue  intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re- employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re- engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 8.
EXERCISE OF OPTIONS
8.1	Exercise of Options

Subject to the provisions of the Plan and the provisions of the applicable Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased. Payment shall be made by certified cheque or by such other means as is acceptable to the Chief Executive Officer or the Chief Financial Officer of the Company. Upon actual receipt by the Company of such notice and of a certified cheque for, or other acceptable payment of, the aggregate Option Price, the number of Shares in respect of which the Option is exercised will within a reasonable period of time be duly issued as fully paid and non-assessable and the Option Holder exercising the Option, or such nominee as the Option Holder shall direct, shall be registered on the books of the Company as the holder of the number of Shares so issued.
8.2	Cashless Exercise

In lieu of paying the aggregate Option Price to purchase Shares as set forth in Section 8.1, the Committee may, in its sole and absolute discretion, permit an Option Holder to elect to receive, without payment of cash or other consideration except as required by Section 8.5, upon surrender of the applicable portion of a then vested and exercisable Option to the Company, that number of Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 and the Option Price, multiplied by the number of Shares in respect of which the Option would otherwise be exercised with payment of the aggregate Option Price, by (b) the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 (a "Cashless Exercise").
8.3	Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or in any Option Document, the Company's obligation to issue Shares to an Option Holder or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:
(a)
completion of such registration or other qualifications of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)
the receipt from the Option Holder or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of any Regulatory Rule.

In connection with the foregoing, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with any Regulatory Rules and for the listing of such Shares on any stock exchange on which the Shares are then listed.
8.4	Unvested Options

Except as expressly provided herein, no unvested Options may be exercised.
8.5	Taxes

Upon the exercise of an Option, the Option Holder shall make arrangements satisfactory to the Company regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option. In addition, as a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Option Holder to complete a sale to a third party in respect of such number of Shares, which have been issued and would otherwise be delivered to the Option Holder under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding. The Company may require an Option Holder, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Option Holder in the Plan.
ARTICLE 9.
ADJUSTMENTS
9.1	Adjustments

Subject to any necessary Regulatory Approvals, appropriate adjustments in the number of Shares subject to this Plan, and as regards Options granted or to be granted, in the number of Shares which are subject to Options and in the Option Price, shall be made by the Committee in its discretion to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation, reorganization or reclassification of the Shares, the payment of any stock dividend by the Company (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company.  The Committee's determination of such adjustments shall be final, binding and conclusive for all purposes.

9.2	Change of Control

Notwithstanding anything else contained in this Plan, if the Company proposes to amalgamate, merge or consolidate with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company) or to liquidate, dissolve or wind-up, or in connection with any proposed sale or conveyance of all or substantially all of the property or assets of the Company or any proposed offer to acquire all of the outstanding Shares or any other proposed transaction involving the Company (in each case, a "Change  of  Control"), the Committee may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control. Whether or not the Committee determines to accelerate the vesting of any Options, the Company shall give written notice of any proposed Change of Control to each Option Holder. Upon the giving of any such notice, Option Holders shall be entitled to exercise, at any time within the 14-day period following the giving of such notice and conditionally upon completion of the Change of Control, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in connection with the completion of such Change of Control (subject to the extension of such 14-day period as the Committee may determine in its sole discretion, not to exceed the expiration of the Option).  Unless the Committee determines otherwise (in its discretion), upon the expiration of the notice period referred to above, all rights of the Option Holders to exercise any outstanding Options, whether vested or unvested, shall terminate and all such Options shall immediately expire and cease to have any further force or effect, subject to the completion of the relevant Change of Control.
ARTICLE 10.
APPROVALS AND AMENDMENT
10.1	Shareholder Approval of Plan

This Plan is subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company.  Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained. If this Plan is not approved by the majority of the votes cast at a meeting of the shareholders of the Company, the Second Amended and Restated Stock Option Plan (~~2011~~2014) as amended and approved by shareholders of the Company on ~~September 15, 2011~~June 24, 2014 shall continue in full force and effect, unamended.
10.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals and Section 10.3, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would, in the discretion of the Committee:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)	materially increase the obligations of an Option Holder,

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. For greater certainty, the rights and obligations under any Options that were granted prior to the Effective Date or any unexercised portion thereof shall not be adversely affected by the Plan or any amendment thereto.
10.3	Amendments by Committee and Amendments Requiring Shareholder Approval

(a) Subject to Section 10.2, the Committee may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Committee is entitled to make without shareholder approval include, without limitation, the following:
(i)	ensuring continuing compliance with any Regulatory Rule;

(ii)
amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(iii)	a change to provisions on transferability of Options for normal estate settlement purposes;

(iv)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(v)
changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion;

(vi)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(vii)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve; and

(viii)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

(b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained.  Without limitation to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for the following matters, to the extent required by Regulatory Rules:
(i)	any amendment to the provisions of this Section 10.3 which is not an amendment within the nature of Section 10.3(a)(i) or Section 10.3(a)(ii);

(ii)	any increase in the maximum percentage of Shares issuable by the Company under the Plan (other than pursuant to Section 9.1);

(iii)	any reduction in the Option Price (other than pursuant to Section 9.1) or extension of the term of an Option beyond the original Exercise Period;

(iv)	any amendments to Section 5.7 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option;

(vi)	any amendment to remove or exceed the limitations prescribed by Section 5.8 of the Plan; and

(vii)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided that, in the case of an amendment referred to in Sections 10.3(b)(iii) and 10.3(b)(v), insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval.
(c) For the purposes of this Section 10.3, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Option Holder ceases to be an Employee or Consultant.

ARTICLE 11.
MISCELLANEOUS PROVISIONS
11.1	No Shareholder Rights

An Option Holder shall not have, and nothing in this Plan or any Option shall confer on any Option Holder, any of the rights and privileges of a shareholder, a potential shareholder, or a stakeholder of the Company, whether under common law, equitable principles, statutory provisions or otherwise, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares in respect of which the Option is being exercised) and the Company has issued such Shares to the Option Holder.
11.2	No Additional Rights Offered

Participation in this Plan is entirely voluntary and not obligatory and nothing in this Plan or any Option shall confer on any Option Holder that is an Employee any right to continue in the employ of the Company or any of its Subsidiaries or affect in any way the right of the Company or any such Subsidiary to terminate his or her employment at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of any Option Holder beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its Subsidiaries or any present or future retirement policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any of its Subsidiaries.
Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or the Subsidiary to extend the time for the provision of services beyond the time specified in the contract with the Company or such Subsidiary.
11.3	Governing Law

This Plan and all Option Documents entered into pursuant to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.